UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MATCH GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

57665R106

(CUSIP Number)

Martin W. Korman, Esq.

Katherine H. Ku, Esq.

Wilson Sonsini Goodrich & Rosati P.C.

633 West Fifth Street, Suite 1550

Los Angeles, CA  90071

Telephone: (323) 210-2900

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

July 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sean Rad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,773,176 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 21,773,176 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,773,176 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.0% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) The aggregate number includes 21,772,176 stock options, all of which are presently exercisable.  These stock options may be settled (i) at the election of Match Group, Inc., a Delaware corporation (“Match” or the “Issuer”), in shares of common stock, par value $0.001 per share (the “Common Stock”), of Match or (until such time as IAC/InterActiveCorp, a Delaware corporation (“IAC”), ceases to own shares representing a majority of the combined voting power of the outstanding Common Stock, Class B Common Stock, par value $0.001 per share, of Match (the “Class B Common Stock”), and Class C Common Stock, par value $0.001 per share, of Match) shares of common stock, par value $0.001 per share, of IAC, if Sean Rad (the “Reporting Person”) elects to “net settle” such options by having shares withheld to cover the exercise price and any applicable withholding taxes, or (ii) in shares of Common Stock, if the Reporting Person elects to pay the exercise price and any applicable withholding taxes in cash.  These stock options resulted from the Merger (as defined and described below) effected by Match, and the reported number of options was provided to the Reporting Person by Match in the Statement of Holdings attached hereto as Exhibit 10.3 (the “Statement of Holdings”).

(2) Based on 48,433,964 shares of Common Stock outstanding as of May 1, 2017.

Introductory Note

The Reporting Person is the Founder of Tinder, Inc., a Delaware corporation (“Tinder”), which on July 13, 2017 was merged with and into Match (the “Merger”). The Reporting Person may be deemed to beneficially own, as of July 24, 2017, 1,000 shares of Match’s Common Stock, and stock options for the purchase of 21,772,176 shares of Common Stock that are presently exercisable.  In aggregate, the Reporting Person may be deemed to beneficially own 21,773,176 shares of Common Stock, representing approximately 31.0% of Match’s outstanding Common Stock based on 48,433,964 shares of Common Stock outstanding as of May 1, 2017.

In accordance with U.S. Securities and Exchange Commission (the “SEC”) Rule 13d-3, the ownership percentages for the Reporting Person set forth above do not take into account 209,919,402 shares of Match’s Class B Common Stock outstanding, all of which are owned by Match’s controlling stockholder, IAC. Each share of Class B Common Stock is convertible into Common Stock on a one-for-one basis. Class B Common Stock is not publicly traded. Except where applicable law requires a separate class vote, the Common Stock and the Class B Common Stock vote together as a single class on all matters presented to stockholders for vote or approval, including the election of directors, with each share of Class B Common Stock having ten votes per share and each share of Common Stock having one vote per share. The 21,773,176 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person as of July 24, 2017 represent approximately 1.0% of the combined total voting power of Match’s Common Stock and Class B Common Stock as of such date. Assuming the conversion of all outstanding shares of Class B Common Stock into Common Stock, as of July 24, 2017, the Reporting Person may be deemed to beneficially own approximately 7.8% of Match’s outstanding capital stock. All beneficial ownership percentages in this paragraph are based on 48,433,964 shares of Common Stock and 209,919,402 shares of Class B Common Stock outstanding, in each case, as of May 1, 2017.

A filing pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Act”), is being made on behalf of the Reporting Person.

Item 1. Security and Issuer

This Report on Schedule 13D relates to the Common Stock of Match.  Match’s principal executive offices are located at 8750 North Central Expressway, Suite 1400, Dallas, Texas 75231.

Item 2. Identity and Background

(a) Name: Sean Rad.

(b) Business Address: The Reporting Person’s business address is c/o Match Group, Inc., 8750 North Central Expressway, Suite 1400, Dallas, Texas 75231.

(c) Principal Occupation or Employment: The Reporting Person is the Founder of Tinder and holds the title Founder and Chairman. Match’s principal executive offices are located at 8750 North Central Expressway, Suite 1400, Dallas, Texas 75231.

(d) Criminal Proceedings: During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings: During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock which the Reporting Person may be deemed to beneficially own is comprised entirely of stock options for the purchase of 21,772,176 shares of Common Stock, all of which are presently exercisable, and 1,000 shares of Match’s Common Stock.

The Reporting Person founded Tinder in 2012 and served as its President and Chief Executive Officer at various times until December 2016.  The Reporting Person currently holds the title of Founder and Chairman.  All of the stock options identified in this Statement were originally granted by Tinder under the Tinder, Inc. Restated 2014 Equity Incentive Plan (as amended from time to time, the “Tinder Plan”) in connection with the Reporting Person’s service with Tinder, and as a result, no additional consideration was paid by the Reporting Person in connection with the receipt of such stock options.

On July 13, 2017, Match effected the Merger with Tinder whereby Tinder was merged with and into Match.  By virtue of the Merger, equity interests in Tinder not owned by Match were converted into equity interests in Match, and in connection with the Merger, Match assumed the stock options originally granted to the Reporting Person by Tinder.  The reported number of stock options identified in this Statement was provided by Match in a Statement of Holdings, attached to this Statement as Exhibit 10.3.  All of these stock options are governed by the Tinder Plan, which following the Merger operates as a subsidiary plan of the Match Group, Inc. 2017 Stock and Annual Incentive Plan (the “Match Plan”), and the Statement of Holdings. In addition, the Reporting Person is party to a Tinder, Inc. Restated 2014 Equity Incentive Plan Restated Stock Option Agreement, as amended (the “Tinder Option Agreement”), with Tinder and IAC.  The stock options may be settled in shares of Common Stock of Match, or, under certain circumstances involving a net settlement of the stock options, in shares of common stock, par value $0.001 per share, of IAC.

The Reporting Person acquired 1,000 outstanding shares of Common Stock in the open market, using personal funds.

Item 4.  Purpose of Transaction

Prior to the Merger, the stock options identified in this Statement were governed by the Tinder Plan and the Tinder Option Agreement.  Also, following the Merger, the Reporting Person was informed by Match that such options are governed by the Statement of Holdings (which by its terms incorporates all material applicable terms from the Tinder Option Agreement) and, to the extent applicable, the Match Plan.  The stock options identified in this Statement were acquired by the Reporting Person in connection with his service with Tinder and had been in respect of common stock, par value $0.00001 per share, of Tinder (“Tinder Common Stock”) prior to Match’s decision to effect the Merger.  As described in Item 3 above, the Reporting Person acquired the outstanding shares of Common Stock identified in this Statement in the open market.

The Reporting Person believes that Match acquired Tinder for a price that is attractive for Match and its stockholders.  The Reporting Person believes that there remain significant value creation opportunities for Match in light of Tinder's rapid growth, market position, product road map, and the near- and long-term prospects for its business.  The Reporting Person intends to continue to consider ways to optimize Tinder’s potential value for Match and its stockholders.

The Reporting Person intends to seek liquidity for his equity interests in Match from time to time, including in the open market, privately solicited transactions and otherwise. The Reporting Person may acquire additional Common Stock through public or private purchases of Common Stock (or other securities of Match). The Reporting Person may, at any time and from time to time, exercise the stock options identified in this Statement and subsequently dispose of the underlying Common Stock or his other securities identified in this Statement, or otherwise acquire or dispose of Common Stock (or other securities of Match), in his discretion and in light of his general investment strategies and capital allocation decisions, market conditions, including the market trading price of the Common Stock, and other factors.  Except as described in this Statement, the Reporting Person has no plans or proposals which relate to or would result in the matters specified in clauses (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person may be deemed to beneficially own 21,773,176 shares of Common Stock of Match, consisting of stock options for the purchase of 21,772,176 shares of Common Stock that are presently exercisable and 1,000 shares of Common Stock.  The Reporting Person may be deemed to beneficially own approximately 31.0% of Match’s outstanding Common Stock based on 48,433,964 shares of Common Stock outstanding as of May 1, 2017 and assuming that the shares of Common Stock underlying these stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

(b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,000 shares of Common Stock. Upon exercise of the stock options, the Reporting Person will have the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of the 21,772,176 shares of Common Stock of Match underlying the stock options.

(c) The Reporting Person has not effected any transaction in the Common Stock of Match in the past sixty days.

(d) No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Common Stock underlying the stock options identified in this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person, Tinder and IAC are parties to a Funding and Governance Agreement, dated as of July 28, 2014 (the “Funding and Governance Agreement”), the purpose of which was to provide the Reporting Person with certain protections as provided therein relating to affiliated transactions between Tinder, on the one hand, and IAC and/or its affiliates, on the other hand. These protections applied to, among other things, any merger of Tinder with IAC or any of its affiliates (including Match).

Under the terms of the Funding and Governance Agreement, the price paid in the Merger to holders of Tinder stock options (i.e., the number of shares of Common Stock of Match for which the Tinder stock options would be exercisable following the Merger) was to be determined based on the results of a process described in Section 10(d) of the Reporting Person’s Tinder Option Agreement and in Schedule A to the Settlement Plan attached as Exhibit C to the Tinder Option Agreement (the “Settlement Plan”).  This process was to determine the value of Tinder based on the price at which shares of Tinder Common Stock would trade if such shares were then trading on a major securities exchange in the United States, treating Tinder as widely traded with a significant public float (the “Tinder Public Company Trading Price”).1

While the Reporting Person believes that Match acquired Tinder for a price that is attractive for Match and its stockholders, he has been discussing with Match whether the price determination was appropriate under the Funding and Governance Agreement.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of Match.

The descriptions of the contracts and agreements set forth in this Statement do not purport to be complete and are qualified in their entirety by reference to the exhibits attached hereto and incorporated in this Statement by reference.

Item 7. Materials to be Filed as Exhibits

10.1	Match Group, Inc. 2017 Stock and Annual Incentive Plan (incorporated by reference to Appendix A to Match’s Definitive Proxy Statement on Schedule 14A, filed on April 28, 2017).

10.2	Tinder, Inc. Restated 2014 Equity Incentive Plan.

10.3	Statement of Holdings and Match Group, Inc. Option Award Terms and Conditions (Converted Award).

10.4	Tinder, Inc. Restated 2014 Equity Incentive Plan Restated Stock Option Agreement.

10.5	Amendment No. 1 to Tinder, Inc. Restated 2014 Equity Incentive Plan Restated Stock Option Agreement.

10.6	Amendment No. 2 to Tinder, Inc. Restated 2014 Equity Incentive Plan Restated Stock Option Agreement.

10.7	Funding and Governance Agreement.

10.8	Addendum to Funding and Governance Agreement.

(1)  As set forth in Item 2 of Schedule A to the Settlement Plan, the Tinder Public Company Trading Price (A) would not take into account (1) any potential control premium that may be paid in an acquisition transaction, (2) IAC’s control of Tinder, (3) the effect of any high or low vote stock, (4) any discount for lack of liquidity/marketability or (5) any Tinder 409A or similar fair market valuation analysis undertaken by or on behalf of Tinder, and (B) would assume that Tinder has ready access to capital at market rates and has appropriate infrastructure to operate as a public company (with the estimated reasonable cost of such infrastructure taken into account for purposes of such analysis).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this Statement is true, complete and correct

.

/s/ Sean Rad
Dated: July 24, 2017	Sean Rad